Exhibit 99.2
Satyam Computer Services Limited
Regd Office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Audited financial results for the quarter and nine months ended December 31, 2005

Rs. in lakhs
Sl.No.	Particulars	Quarter	Quarter	Nine months	Nine months	Year
		ended	ended	ended	ended	ended
		31-12-2005	31-12-2004	31-12-2005	31-12-2004	31-03-2005
1	Income from services
	- Exports	1,17,643.49	86,182.75	3,25,433.18	2,43,519.52	3,36,243.08
	- Domestic	4,619.68	2,943.32	12,000.60	7,566.58	10,179.42
2	Other income	29,585.79	258.56	35,035.93	5,727.98	8,255.49
3	Total income	151,848.96	89,384.63	372,469.71	2,56,814.08	3,54,677.99
4	Personnel expenses	70,913.97	52,107.63	1,98,424.24	1,44,222.31	1,99,758.83
5	Operating and administration expenses	18,889.40	14,397.56	53,212.59	42,280.27	57,748.88
6	Total expenditure	89,803.37	66,505.19	2,51,636.83	1,86,502.58	2,57,507.71
7	Profit before interest, depreciation and tax	62,045.59	22,879.44	1,20,832.88	70,311.50	97,170.28
8	Financial expenses	174.23	19.87	214.00	55.80	75.73
9	Depreciation	3,035.64	2,521.85	8,943.49	7,701.41	10,394.21
10	Profit before taxation	58,835.72	20,337.72	111,675.39	62,554.29	86,700.34
11	Provision for taxation	9,528.19	2,859.20	16,690.98	8,849.20	11,674.34
12	Net profit	49,307.53	17,478.52	94,984.41	53,705.09	75,026.00
13	Paid-up equity share capital (Par value of Rs.2 per share)	6,466.13	6,377.08	6,466.13	6,377.08	6,385.31
14	Reserves excluding revaluation reserves	4,13,312.93	3,03,924.71	4,13,312.93	3,03,924.71	3,15,317.45
15	EPS — basic (On par value of Rs. 2 per share)
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (Rs.)	15.28	5.49	29.57	16.92	23.61
	-Without non-recurring item (Rs.)	8.89	5.49	23.15	16.92	23.61
16	EPS — diluted (On par value of Rs. 2 per share)
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (Rs.)	14.74	5.39	28.52	16.62	23.12
	-Without non-recurring item (Rs.)	8.57	5.39	22.33	16.62	23.12

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Segment Reporting :

Rs. in lakhs
Sl.No.	Particulars	Quarter	Quarter	Nine months	Nine months	Year
		Ended	ended	ended	ended	ended
		31-12-2005	31-12-2004	31-12-2005	31-12-2004	31-03-2005
1	Segment revenue
	Information technology services	1,22,263.17	89,126.07	3,37,433.78	2,51,086.10	3,46,422.50
	Less : Inter segment revenue	—	—	—	—	—
	Net Sales / Income from operations	1,22,263.17	89,126.07	3,37,433.78	2,51,086.10	3,46,422.50

2	Segment profit / (loss) before tax and interest
	Information technology services	29,424.16	20,099.03	76,853.46	56,882.11	78,520.58
	Less: Financial expenses	174.23	19.87	214.00	55.80	75.73
	Add: Other income	29,585.79	258.56	35,035.93	5,727.98	8,255.49
	Total profit before tax	58,835.72	20,337.72	1,11,675.39	62,554.29	86,700.34

3	Capital employed
	Information technology services	2,05,196.07	1,24,150.06	2,05,196.07	1,24,150.06	1,35,558.34
Notes:
1.	The results for the quarter and nine months ended December 31, 2005 have been taken on record by the Board of Directors at its meeting held today.

2.	The total manpower strength as on December 31, 2005 stood at 23,432 associates as against 22,482 associates as on September 30, 2005 signifying an increase of 950 associates. The number of technical associates increased by 900 to close the quarter at 21,790 (20,890 associates as on September 30, 2005).

3.	During the quarter ended December 31, 2005, the company allotted 13,41,016 equity shares of Rs. 2 each, consequent to exercise of stock options by the associates.

4.	On November 07, 2005, the Company participated in the sponsored ADS program of Sify Ltd. to sell its entire shareholding of 11,182,600 Indian equity shares. The sale was concluded at a price of Rs. 256.21 per share (US$ 5.60 per share). The other income for the quarter includes profit on sale of shares Rs. 26,283.33 lakhs towards this transaction. As against the investment of Rs. 2,469.04 lakhs (approximately US $ 5 mn) in Sify Ltd., the Company has received a total gross consideration of Rs. 52,927.85 lakhs (US$ 117 mn.) over the period, making it a highly successful and value creating investment for the Company’s shareholders.

5.	The Company won the Recognition of Commitment Award from Institute of Internal Audit(IIA), USA. The Company’s Internal Audit function has joined the elite list of companies across the world to have received “Recognition of Commitment Award” (ROC) from IIA. The ROC Award is the highest recognition for an internal audit department confirming their commitment to best practices and highest quality standards. The ROC award is designed to recognize internal audit departments worldwide that demonstrate achievements and dedication to continued improvement in their internal audit activities.

6.	Details of investor complaints for the quarter ended December 31, 2005:

	Pending as on	Received during the	Disposed off during	Pending as on
Nature	October 1, 2005	quarter	the quarter	December 31, 2005
Transfer / Demat / Others	0	11	11	0
Dividends	0	26	26	0
Total	0	37	37	0
7.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

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Consolidated financial results as per Indian GAAP for the quarter and nine months ended December 31, 2005

Rs. in lakhs
Sl.No.	Particulars	Quarter	Quarter	Nine months	Nine months	Year
		ended	ended	ended	ended	ended
		31-12-2005	31-12-2004	31-12-2005	31-12-2004	31-03-2005
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Income from services
	- Exports	1,21,783.73	87,124.46	3,34,920.10	2,44,938.62	3,38,695.48
	- Domestic	4,745.52	3,614.54	12,976.70	9,994.87	13,389.43
2	Other income	24,939.88	219.87	30,436.87	5,705.08	8,683.23
3	Total income	1,51,469.13	90,958.87	3,78,333.67	260,638.57	3,60,768.14
4	Personnel expenses	73,744.15	52,688.27	205,466.72	1,46,209.56	2,02,610.91
5	Cost of software and hardware sold	65.90	27.57	112.26	72.55	99.48
6	Operating and administration Expenses	21,260.98	15,720.47	59,148.90	45,659.68	62,555.46
7	Total expenditure	95,071.03	68,436.31	2,64,727.88	191,941.79	2,65,265.85
8	Profit before interest, depreciation & miscellaneous write offs	56,398.10	22,522.56	1,13,605.79	68,696.78	95,502.29
9	Financial expenses	265.80	24.92	389.50	67.16	91.19
10	Depreciation	3,410.38	2,823.04	10,011.86	8,329.80	11,329.85
11	Miscellaneous expenditure written off	—	3.94	7.65	231.29	215.83
12	Profit before taxation	52,721.92	19,670.66	1,03,196.78	60,068.53	83,865.42
13	Provision for taxation	9,526.29	2,889.14	16,775.18	8,930.59	11,756.07
14	Profit after taxation and before share of loss in associate company & minority interest	43,195.63	16,781.52	86,421.60	51,137.94	72,109.35
15	Share of loss in associate company	(288.92)	(294.46)	(787.57)	(590.09)	(944.86)
16	Minority interest	47.30	—	73.38	—	—
17	Profit after taxation and share of loss in associate company & minority interest	42,954.01	16,487.06	85,707.41	50,547.85	71,164.49
18	Paid- up equity share capital (par value of Rs.2 per share)	6,466.13	6,377.08	6,466.13	6,377.08	6,385.31
19	Reserves excluding revaluation reserves	4,02,982.41	3,03,593.21	4,02,982.41	3,03,593.21	3,14,281.29
20	Preference shares of Rs. 10 each issued by Subsidiary Company	9,101.00	9,101.00	9,101.00	9,101.00	9,101.00
21	EPS — basic (On par value of Rs. 2 per share)
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (Rs.)	13.32	5.18	26.68	15.93	22.40
	-Without non-recurring item (Rs.)	8.37	5.18	21.71	15.93	22.40
22	EPS — diluted (On par value of Rs. 2 per share)
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (Rs.)	12.84	5.09	25.74	15.65	21.93
	-Without non-recurring item (Rs.)	8.06	5.09	20.94	15.65	21.93

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Notes:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries as on December 31, 2005, Nipuna Services Limited, Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd and its subsidiaries (from October 01, 2005). The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method and our associated company Sify Ltd., (up to November 09, 2005) which has been accounted for by equity method. Satyam sold its entire 31.61% share holding in Sify Ltd during the quarter.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.
For and on behalf of the Board of Directors

Place : Secunderabad	B. Rama Raju
Date : January 20, 2006	Managing Director
Consolidated financial results as per US GAAP for the three months and nine months ended December 31, 2005

In thousand US$
Sl.No.	Particulars	Three months	Three months	Nine months	Nine months	Year
		ended	ended	ended	ended	ended
		31-12-2005	31-12-2004	31-12-2005	31-12-2004	31-03-2005
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	$2,81,844	$2,04,679	$7,95,735	$5,68,595	$7,93,597
2	Gross profit	1,05,170	70,096	2,89,227	2,10,471	2,86,821
3	Income/ (loss) before income taxes, minority interest and equity earnings/ (losses) of associate companies	1,08,488	40,818	2,18,167	1,27,649	1,80,158
4	Net income	$93,061	$34,283	$1,86,945	$1,07,990	$1,53,760
5	EPS — Basic
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (US$)	0.29	0.11	0.58	0.34	0.49
	- Without non-recurring item (US$.)	0.18	0.11	0.47	0.34	0.49
6	EPS— Diluted
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (US$)	0.28	0.11	0.57	0.33	0.48
	- Without non-recurring item (US$.)	0.17	0.11	0.46	0.33	0.48

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Notes to Consolidated Financial Results as per US GAAP:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries, as on December 31, 2005, Nipuna Services Ltd., Satyam Computer Services (Shanghai) Co. Ltd, Satyam Technologies, Inc., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd and its subsidiaries (from October 01, 2005). The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd (upto November 09, 2005). Satyam sold its entire 31.61% share holding in Sify Ltd during the quarter.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

4.	Statement showing reconciliation between net profit as per Indian GAAP consolidated financial statements and US GAAP for the quarter and nine months ended December 31, 2005 is as follows:

In thousand US$
Sl. No.	Particulars	Quarter	Quarter	Nine months	Nine months	Year
		ended	ended	ended	ended	ended
		31-12-2005	31-12-2004	31-12-2005	31-12-2004	31-03-2005
1	Profit as per the Indian GAAP Consolidated Financial Statements	$94,786	$36,742	$192,905	$111,575	$158,825
2	Profit / (Loss) of Subsidiaries and Associated companies	(36)	(56)	(101)	(116)	(1,272)
3	Deferred stock compensation charge	(72)	(905)	(425)	(1,570)	(1,995)
4	Sale of shares in Sify Ltd.	630	—	630	—	—
5	Others, net	(2,247)	(1,498)	(6,064)	(1,899)	(1,798)
6	Total adjustments(2 to 5)	(1,725)	(2,459)	(5,960)	(3,585)	(5,065)
7	Net income as per US GAAP	$93,061	$34,283	$1,86,945	$1,07,990	$1,53,760
Safe Harbor:
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter September 30, 2005 furnished to the United States Securities Exchange Commission on October 27, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.

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